September 27, 2007

Kristi Marrone

Securities and Exchange Commission

Washington, DC 20549

Dear Kristi Marrone,

The following is our response to your comment letter dated September 13, 2007:

Amendments to Form 10-KSB 2005; Form 10-QSB 2007 Q1, Q2, and Q3

1.  We plan to file the amendments to the above referenced filings by October 15, 2007.

I hope this letter serves to answer you comments.

Thank you,

Jeffrey Harrell,

President/CEO